Exhibit 99.2

16 November 2022

Market Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Ms,

Results of 2022 Annual General Meeting

Opthea Limited (ASX: OPT)

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Karen Adams
Company Secretary

Opthea Limited, Suite 0403, Level 4, 650 Chapel Street, South Yarra, Victoria  3141, Australia

A.C.N. 006 340 567 l Telephone: +61 3 9826 0399 l Website: www.opthea.com

Opthea Limited Annual General Meeting Wednesday, 16 November 2022 Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Re-Election of Director - Dr Jeremy Levin	Ordinary	167,252,026 75.28%	53,023,618 23.87%	1,878,047 0.85%	374,076	169,131,253 76.13%	53,023,618 23.87%	374,076	Carried
2 Re-Election of Director - Mr Daniel Spiegelman	Ordinary	219,810,263 98.95%	459,781 0.20%	1,878,047 0.85%	379,676	221,689,490 99.79%	459,781 0.21%	379,676	Carried
3 Re-Election of Director - Dr Julia Haller	Ordinary	219,689,121 98.89%	586,323 0.26%	1,878,247 0.85%	374,076	221,568,538 99.74%	586,323 0.26%	374,076	Carried
4 Adoption of remuneration report	Ordinary	177,830,242 82.05%	38,527,716 17.78%	356,683 0.17%	363,664	178,188,095 82.22%	38,527,726 17.78%	363,664	Carried
5 Issue of options to Mr Lawrence Gozlan under the non-executive director share and option plan	Ordinary	166,753,612 75.51%	53,738,764 24.34%	325,237 0.15%	100,090	167,080,019 75.66%	53,738,774 24.34%	100,090	Carried
6 Issue of options to Mr Daniel Spiegelman under the NED Plan	Ordinary	171,936,437 77.30%	48,557,739 21.83%	1,933,501 0.87%	100,090	172,261,044 78.01%	48,557,739 21.99%	100,090	Carried
7 Issue of options to Mr Michael Sistenich under the NED Plan	Ordinary	166,772,584 74.98%	53,723,092 24.15%	1,932,001 0.87%	100,090	167,095,691 75.67%	53,723,102 24.33%	100,090	Carried
8 Issue of options to Dr Megan Baldwin under the long term incentive plan	Ordinary	163,234,536 74.67%	53,423,472 24.44%	1,932,001 0.89%	98,360	163,557,643 75.38%	53,423,472 24.62%	98,360	Carried
9 Approval of issue of performance rights awarded to Dr Megan Baldwin under the LTIP	Ordinary	159,952,205 73.17%	56,714,799 25.94%	1,934,001 0.89%	87,364	160,277,312 73.86%	56,714,809 26.14%	87,364	Carried
10 Approval of issue of performance rights awarded to Mr Lawrence Gozlan under the NED Plan	Ordinary	166,767,044 75.51%	53,746,328 24.34%	326,179 0.15%	78,152	167,094,393 75.66%	53,746,338 24.34%	78,152	Carried
11 Approval of issue of performance rights awarded to Mr Daniel Spiegelman under the NED Plan	Ordinary	166,791,316 74.98%	53,726,298 24.15%	1,932,001 0.87%	78,152	167,114,423 75.67%	53,726,308 24.33%	78,152	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

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